UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2026

This special financial report on Form 10-K is filed pursuant to Rule 15d-2 under the Securities Exchange
Act of 1934 and contains only the financial statements for the fiscal year ended July 31, 2026.

Commission file number: 333-295712

DRC MEDICINE INC.

(Exact name of registrant as specified in its charter)

Delaware	39-2610345
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o DRC Medicine Ltd., Shinjuku i-Land Tower, 4th Floor, 6-5-1 Nishi- Shinjuku, Shinjuku-ku, Tokyo, Japan	163-1304
(Address of principal executive offices)	(Zip Code)

+81-3-3340-1979

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is not applicable, as there was no public trading market for the registrant’s common stock as of January 31, 2026, the last business day of the registrant’s most recently completed second fiscal quarter.

As of November 9, 2026, there were 35,000,000 shares of the registrant’s common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

DRC MEDICINE INC.

SPECIAL FINANCIAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED JULY 31, 2026

i

EXPLANATORY NOTE

DRC Medicine Inc. (the “Company”) is filing this special financial report on Form 10-K pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s registration statement on Form S-4 (File No. 333-295712) (the “Registration Statement”), filed in connection with the proposed business combination among the Company, Ribbon Acquisition Corp., DRC Medicine Ltd. and DRC Merger Inc. under the Business Combination Agreement dated June 30, 2025 (the “Business Combination”), was declared effective by the Securities and Exchange Commission on August 10, 2026. The Registration Statement did not contain certified financial statements for the Company’s last full fiscal year ended July 31, 2026. Rule 15d-2 therefore requires the Company to file, within 90 days after the effective date of the Registration Statement, a special financial report containing certified financial statements for that fiscal year.

This special financial report contains only the audited consolidated financial statements of the Company and its subsidiaries as of July 31, 2025 and 2026 and for each of the years then ended, together with the report of Enrome LLP, the Company’s independent registered public accounting firm. As permitted by Rule 15d-2, this report does not include the other information required by Form 10-K.

As of the date of this report, the Business Combination has not been completed. Information about the Company’s business, risk factors and management, and about the Business Combination, is included in the proxy statement/prospectus dated August 24, 2026 that forms part of the Registration Statement.

1

DRC MEDICINE INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

DRC Medicine Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DRC Medicine Inc. (the “Company”) and its subsidiaries (the “Group”) as of July 31, 2025 and 2026, the related consolidated statements of operations and comprehensive loss, change in shareholder’s deficit, and cash flows for each of the years ended July 31, 2025 and 2026 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of July 31, 2025 and 2026, and the results of its operations and its cash flows for each of the years ended July 31, 2025 and 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the Group incurred a net loss of US$2,260,301 for the year ended July 31, 2026, and negative operating cash flows of US$1,875,706. In Addition, the Group had net current liabilities of US$1,029,816, an accumulated deficit of US$7,124,071, and shareholder’s deficit of US$4,996,765 as of July 31, 2026 that raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

November 9, 2026

DRC MEDICINE INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollar, except for share data, or otherwise noted)

	As of July 31,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	$284,303	$350,979
Accounts receivable	27,384	15,649
Inventories	277,809	39,751
Prepaid expenses and other current assets	113,552	198,408
Deferred offering costs	500,000	2,842,327
Total current assets	1,203,048	3,447,114

Non-current assets:
Property and equipment, net	4,139	5,683
Intangible assets, net	1,814	62,387
Long-term investment	28,286	26,766
Right-of-use asset, net	87,758	22,954
Long-term prepaid expenses and other non-current assets	63,873	154,858
Total non-current assets	185,870	272,648
TOTAL ASSETS	$1,388,918	$3,719,762

Liabilities and Shareholders’ Deficit
Current liabilities:
Short-term borrowings	$—	$816,788
Long-term borrowings, current portion	367,928	3,088,892
Accounts payable	2,357	317
Contract liabilities	13,374	7,183
Lease liability, current	60,984	19,450
Amount due to a related party	3,050	21,339
Accrued expenses and other current liabilities	226,582	522,961
Total current liabilities	674,275	4,476,930

Non-current liabilities:
Long-term borrowings	5,472,384	4,225,990
Lease liability, non-current	20,555	—
Other non-current liabilities	14,380	13,607
Total non-current liabilities	5,507,319	4,239,597
TOTAL LIABILITIES	$6,181,594	$8,716,527

Commitments and Contingencies (Note 16)

Shareholders’ deficit
Ordinary Share (par value of US$0.0001 per share, 500,000,000 Ordinary Share authorized, 31,733,724 and 35,000,000 Ordinary Shares issued and outstanding as of July 31, 2025 and July 31, 2026, respectively) *	$3,173	$3,500
Subscription receivables	(3,173)	(3,500)
Additional paid-in capital	1,351,446	1,619,520
Accumulated deficit	(6,417,530)	(7,124,071)
Accumulated other comprehensive income	273,408	507,786
Total shareholders’ deficit	(4,792,676)	(4,996,765)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$1,388,918	$3,719,762

*	Ordinary shares and share data have been presented on a retroactive basis to reflect the reorganization completed on March 1, 2026 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

DRC MEDICINE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. Dollar, except for share data, or otherwise noted)

	For the years ended July 31,
	2025	2026
Revenues	$453,346	$305,983
Cost of revenues	(304,032)	(175,356)
Gross profit	149,314	130,627

Operating expenses:
Selling and marketing expenses	(527,494)	(281,517)
General and administrative expenses	(929,301)	(947,600)
Research and development expenses	(334,488)	(1,090,803)
Total operating expenses	(1,791,283)	(2,319,920)

Loss from operations	(1,641,969)	(2,189,293)

Other expenses:
Other income, net	9,044	111,734
Interest expense, net	(55,228)	(182,742)
Total other expenses, net	(46,184)	(71,008)

Loss before income tax expense	(1,688,153)	(2,260,301)
Income tax expense	-	-
Net loss	$(1,688,153)	$(2,260,301)

Other comprehensive (loss) income
Foreign currency translation adjustment	(17,605)	234,378
Total comprehensive loss	$(1,705,758)	$(2,025,923)

Loss per share
Basic and Diluted	$(0.05)	$(0.07)
Weighted average number of ordinary shares
Basic and Diluted*	31,415,510	34,450,413

*	Ordinary shares and share data have been presented on a retroactive basis to reflect the reorganization completed on March 1, 2026 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements

DRC MEDICINE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In U.S. Dollar, except for share data, or otherwise noted)

	Ordinary Shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Share*	Amount	receivables	capital	deficit	Income	deficit
Balance as of July 31, 2024	31,269,323	$3,127	$(3,127)	$1,041,862	$(6,392,117)	$291,013	$(5,059,242)
Net loss	-	-	-	-	(1,688,153)	-	(1,688,153)
Issuance of new shares	464,401	46	(46)	1,972,324	-	-	1,972,324
Reclassification from additional paid-in capital to accumulated deficit	-	-	-	(1,662,740)	1,662,740	-	-
Foreign currency translation adjustment	-	-	-	-	-	(17,605)	(17,605)
Balance as of July 31, 2025	31,733,724	$3,173	(3,173)	$1,351,446	$(6,417,530)	$273,408	$(4,792,676)
Net loss	-	-	-	-	(2,260,301)	-	(2,260,301)
Issuance of new shares	3,266,276	327	(327)	1,325,792	-	-	1,325,792
Reclassification from additional paid-in capital to accumulated deficit	-	-	-	(1,553,760)	1,553,760	-	-
Deemed capital contribution related to shareholder loans	-	-	-	496,042	-	-	496,042
Foreign currency translation adjustment	-	-	-	-	-	234,378	234,378
Balance as of July 31, 2026	35,000,000	$3,500	$(3,500)	$1,619,520	$(7,124,071)	$507,786	$(4,996,765)

*	Ordinary shares and share data have been presented on a retroactive basis to reflect the reorganization completed on March 1, 2026 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements

DRC MEDICINE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollar, except for share data, or otherwise noted)

	For the years ended July 31,
	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,688,153)	$(2,260,301)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventories	106,113	121,385
Depreciation and amortization	595	6,532
Amortization of right-of-use asset	65,486	63,479
Changes in operating assets and liabilities:
Accounts receivable	24,172	10,487
Inventories	282,196	106,622
Prepaid expenses and other current assets	15,060	(156,449)
Other non-current assets	(2,018)	(34,471)
Accounts payable	1,885	(1,955)
Contract liabilities	(10,521)	(5,591)
Accrued expenses and other current liabilities	88,764	314,667
Lease liability	(60,761)	(58,969)
Amount due to a related party	3,090	18,858
Net cash used in operating activities	(1,174,092)	(1,875,706)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,574)	(4,046)
Purchase of intangible assets	(2,051)	(66,291)
Net cash used in investing activities	(6,625)	(70,337)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	-	834,689
Proceeds from long-term borrowings	336,359	-
Proceeds from loans provided by a related party		2,780,350
Repayment of loans provided by a related party	-	(192,621)
Payments for deferred offering cost	(500,000)	(2,342,327)
Repayments of long-term borrowings	(401,209)	(252,939)
Issuance of new shares	1,972,324	1,325,792
Net cash provided by financing activities	1,407,474	2,152,944

Effect of exchange rate changes on cash and cash equivalents	(30,699)	(140,225)

Net increase in cash and cash equivalents	196,058	66,676
Cash and cash equivalents, at beginning of the year	88,245	284,303
Cash and cash equivalents, at end of the year	$284,303	$350,979

Supplemental disclosures of cash flow information:
Income tax paid	$-	$-
Interest expense paid	$50,466	$51,054

The accompanying notes are an integral part of these consolidated financial statements

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities and corporate history

DRC MEDICINE INC. (the “Company”), is an empty company incorporated in the State of Delaware on June 4, 2025. The Company is a holding company with no business operation and its principal operating subsidiary is DRC Medicine Ltd., (“DRC”) which was incorporated in Japan in 2007 as a company with limited liability under the name DR.C Medical Medicine Co., Ltd. DRC changed its name to DRC Medicine Ltd. on June 25, 2025. DRC is engaged in the design and sales of hygiene products and engages in brand licensing activities. Unless the context otherwise requires, references to the Company and its subsidiaries collectively are referred to as the “Group”.

Business Combination Agreement

On June 30, 2025, Ribbon Acquisition Corp, a Cayman Islands exempted company incorporated with limited liability (“Ribbon” or “SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) DRC, (ii)the Company, and (iii) DRC Merger Inc. (“Merger Sub”), pursuant to which the following transactions will occur: (1) the Company and DRC will engage in a share exchange, whereby the shareholders of DRC will exchange their shares for newly issued shares of the Company; (2) the domestication of Ribbon as a Delaware corporation, in which Ribbon will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the applicable organizational documents; (3) the merger of Ribbon with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto.

The aggregate consideration for the acquisition merger is US$350,000,000, payable in the form of newly issued shares of the Company’s common stock valued at the redemption price at which each of SPAC’s Class A ordinary shares may be redeemed in connection with the Business Combination to DRC and its shareholders.

On March 1, 2026, the Company and DRC completed a share exchange (“Reorganization”). The consolidated financial statements of the Group as of July 31, 2026 included the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
DRC MEDICINE INC.	June 4, 2025	Delaware	Parent	Investment holding
DRC MERGER INC. (“Merger Sub”)	June 6, 2025	Delaware	100%	Investment holding
DRC Medicine Holdings Ltd. (“Intermediate Co”)	September 16, 2025	Japan	100%	Investment holding
DRC Medicine Ltd. (“DRC”)	September 10, 2007	Japan	100%	Design and sales of hygiene products and brand licensing activities

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b) Reorganization

On March 1, 2026, the reorganization of entities under common control was completed through a series of planned transactions. These transactions have been accounted for as a reorganization of entities under common control, recorded at their carrying value. As a result of the reorganization, the Company has become the holding company for the entities mentioned above.

Immediately before and after the reorganization, these entities were ultimately controlled by Mr. Narumi Okazaki and Ms. Keiko Okazaki.

On June 4, 2025, the Company was incorporated in the State of Delaware for the purpose of effecting the Business Combination and will serve as the publicly traded parent company following the Business Combination.

On June 6, 2025, Merger Sub was incorporated in the State of Delaware as a wholly-owned subsidiary of the Company.

On September 16, 2025, Intermediate Co was incorporated in Japan and 100 shares were issued to the DRC’s founding shareholder, Narumi Okazaki. On the same date, all 100 shares were transferred from Narumi Okazaki to the Company, and Intermediate Co became a subsidiary of the Company.

On March 1, 2026, Intermediate Co entered into a share exchange agreement with DRC. Pursuant to the share exchange, Intermediate Co acquired 100% equity interests of DRC, while the original shareholders of DRC received equity interests of the Company in exchange.

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to net realizable value measurement write-downs for inventories, provision of allowance for expected credit losses, useful lives of intangible assets, estimates used in lease accounting, and valuation allowance for deferred tax assets. Changes in estimates are recognized in the period of change and future periods. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Foreign currency

The Group maintains its books and records in its local currency, the Japanese YEN (“JPY”), which is the functional currency as being the primary currency of the economic environment in which its operations are conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other (loss)/income in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Group is the United States Dollars (“US$” or “$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with Accounting Standards Codification (“ASC”) Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Group whose functional currency is not US$ are translated into US$, using the exchange rates on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the reporting period. The gains and losses resulting from the translation of consolidated financial statements are recorded as a separate component of accumulated other comprehensive (loss)/income within the consolidated statements of changes in shareholders’ deficit.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of amounts from local currency of the Group into US$1 has been made at the following exchange rates:

	As of July 31,
Spot rate	2025	2026
US$ against JPY	150.60	159.16

	For the years ended July 31,
Average rate	2025	2026
US$ against JPY	148.65	155.75

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash in banks that are not subject to withdrawal restrictions, and highly liquid investment with an original maturity of three months or less when purchased to be cash equivalents. As of July 31, 2025 and 2026, all of the Group’s cash were held in bank or other reputable financial institutions located in Japan, which are unrestricted as to withdrawal and use. The Group has not experienced any losses in bank accounts and believes it is not exposed to any credit risks on its cash in bank accounts.

(e) Expected credit losses

ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, under which allowances were recognized when there was substantial doubt regarding collectability and a loss was considered probable.

The Group’s accounts receivable, other receivables and deposits included in long-term prepaid expenses and other non-current assets are within the scope of ASU No. 2016-13 and the Group used the Current Expected Credit Losses model (“CECL model”) to evaluate expected credit losses. The Group has identified the relevant risk characteristics of its customers and the related receivables included in prepayments and other current assets, which include size, types of the services or the products provided by the Group, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are considered. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The Group compares its current estimate of expected credit losses with the previously recorded estimate and adjusts the allowance for credit losses to reflect management’s updated assessment of expected credit losses. The balance of these financial assets is written off after all collection efforts have been exhausted. For the years ended July 31, 2025 and 2026, the Group recognized nil credit loss during either period.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Accounts receivable

Accounts receivable are stated at the original amount less allowance for expected credit losses. Accounts receivable are recognized in the period when the Group has delivered the products and services to its customers and when its right to consideration is unconditional. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the provision for credit losses. As of July 31, 2025 and 2026, no allowance for expected credit losses for the Group’s accounts receivable was recognized.

(g) Inventories

Inventories consisting of merchandise, such as hygiene masks and other hygiene products, are stated at the lower of cost or net realizable value. Inventory cost includes the purchase price from exclusive contract manufacturer and third-party suppliers. Cost of inventories is computed using weighted average method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, product obsolescence, and other factors. The Group periodically reviews its inventories for excess or slow-moving items and records write-downs as necessary to properly reflect inventory value. The Group recorded inventory write-downs of US$106,113 and US$121,385 for the years ended July 31, 2025 and 2026, respectively.

(h) Intangible assets, net

Intangible assets, net with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset class are as follows:

Category	Estimated useful lives
Patents and trademarks	8 years

Some of the patents and trademarks were internally developed by the Group, while others were acquired through purchase. Intangible assets are initially recognized at cost upon acquisition. After initial recognition, the Group amortizes these costs on straight-line basis over their useful lives. Amortization expenses are included in general and administrative expenses.

The estimated useful lives of intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives may have changed. The estimated useful lives of intangible assets did not change during the years ended July 31, 2025 and 2026. Amortization expenses were US$214 and US$4,291 for the years ended July 31, 2025 and 2026, respectively.

(i) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended July 31, 2025 and 2026, the Group did not recognize any impairment loss on its long-lived assets.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — Quoted prices in active markets for identical assets and liabilities;

●	Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amounts of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivables and other current assets, accounts payable, accrued expenses and other current liabilities and other non-current liabilities, approximate the fair value of the respective assets and liabilities as of July 31, 2025 and 2026 owing to their short-term or present value nature or present value of the assets and liabilities. For short-term borrowings and long-term borrowings, fair value approximates their carrying value at the year-end/period-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the host contracts approximate market rates. For the years ended July 31, 2025 and 2026, there were no transfers between different levels of inputs used to measure fair value. All fair value measurements were classified within Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as intangible assets and operating lease right-of-use assets, would be measured at fair value only if they were determined to be impaired.

The Group noted no transfers between levels during any of the periods presented.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

When the Group acts as a lessee, leases with an initial term of 12 months or less are short-term leases and not recognized as right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(l) Revenue recognition

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by consumption tax. To achieve the core principle of this standard, the Group applied the following five steps:

Step 1: Identification of the contract, or contracts, with the customer;

Step 2: Identification of the performance obligations in the contract;

Step 3: Determination of the transaction price;

Step 4: Allocation of the transaction price to the performance obligations in the contract;

Step 5: Recognition of the revenue when, or as, a performance obligation is satisfied.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group currently generates its revenue from the following main sources:

Revenue from Merchandise sales

Revenue from sales of hygiene products primarily consists of sales of hygiene masks and other hygiene products. The Group sells hygiene products to domestic corporate customers and engages in online sales to individual consumers. The Group usually enters into sales orders with customers, in which the Group identifies a single performance obligation to transfer the promised products stated in the sales order. In the normal course of business, the Group’s warranties are limited to product specifications and were accordingly treated as assurance-type warranty and not considered a performance obligation.

Revenues represent the amount of consideration that the Group is entitled to, including products settlement price, net of discounts and returns, if any. The transaction price is variable as adjusted by return allowances, which the Group estimates by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting periods.

The Group recognizes revenues at a point in time when the products are delivered and accepted by the customers, at which point the control of products are transferred to customers. Significant judgement is required to estimate return allowances. The Group reasonably estimates the possibility of return based on historical experience, changes in judgments on these assumptions and recorded the return allowances in accrued expenses and other current liabilities. The returns allowance was US$2,118 and US$5,707 as of July 31, 2025 and 2026. Revenue is reported on a gross basis, as the Group acts as the principal in these transactions, for which it bears inventory risk, exercises discretion over pricing, and is responsible for fulfilling the obligation to deliver the specified goods to customers.

Revenue from royalty fee

The Group recognizes royalty revenue in accordance with ASC 606, Revenue from Contracts with Customers. Company licensing arrangements typically include a bundle of rights to use patents and trademarks, which are interrelated and inseparable accounted for as a single performance obligation. The transaction price is determined based on agreed contractual terms and may include fixed consideration, variable consideration based on actual sales, production, or other measures, or a combination thereof. Fixed consideration, such as royalties based on a specified time period, is recognized over time as the customer simultaneously receives and consumes the benefits of the license. Revenue from royalty arrangements that include variable consideration based on production, sales, or other usage measures is recognized at the later of when the subsequent sale or usage occurs or when the performance obligation to which the royalty relates has been satisfied, consistent with the sales-based royalty exception under ASC 606. The following table disaggregates the Group’s total revenues by revenue streams:

	For the years ended July 31,
	2025	2026
By revenue types:
Merchandise sales	$396,972	$273,635
Royalty fee	56,374	32,348
Total	$453,346	$305,983

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following tables illustrate the disaggregation of revenue by timing of revenue recognition for the years ended July 31, 2025 and 2026:

	For the years ended July 31,
	2025	2026
Timing of revenue recognition
At a point in time	$396,972	$273,635
Over time	56,374	32,348
Total	$453,346	$305,983

Contract balances

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. Other than accounts receivable, the Group had no contract assets recorded on its consolidated balance sheets as of July 31, 2025 and 2026, respectively.

The table below presents the activity of contract liabilities for the years ended July 31, 2025 and 2026 respectively:

	For the years ended July 31,
	2025	2026
Balance at beginning of the year	$23,794	$13,374
Receipts during the year	43,003	20,131
Revenue recognized	(53,524)	(24,162)
Foreign currency translation	101	(2,160)
Balance at end of the year	$13,374	$7,183

(m) Cost of revenues

Cost of revenues consists of costs directly related to revenue generating activities, which primarily includes product procurement cost, and write-downs for inventories.

(n) Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) shipping and delivery expenses, (ii) advertising and marketing expenses, (iii) payroll expenses of sales personnel, and (iv) other marketing expenses related to sales personnel.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Research and development expenses

Research and development expenses primarily include: (i) salaries and benefits for research and development personnel; (ii) inspecting and testing expenses; and (iii) others, which primarily include use of materials and depreciation expenses.

(q) Employee benefits

The Group recognizes a liability in exchange for employee benefits to be paid in the future and records an expense when the employee renders service and the Group receives the related economic benefits.

Short-term employee benefits

Salaries are usually accrued and paid on a monthly basis and are recognized as an expense.

Bonus payments are recognized when, and only when, the Group has a present legal or constructive obligation to make such payments as a result of past events and reliable estimate of the obligation can be made.

(r) Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes in its consolidated statements of operations and comprehensive loss for the years ended July 31, 2025 and 2026, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive income in a full set of consolidated financial statements. Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Group’s comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

(t) Loss per share

Basic loss per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive. For the years ended July 31, 2025 and 2026, there were no dilutive shares.

(u) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that it only has one operating segment.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, selling and marketing expenses, general and administrative expenses which are separately presented on the Group’s consolidated statements of operations and comprehensive loss. Other segment items within net income include financial expenses, net, other income or loss, net, and income tax expense. CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking to the Group’s competitors at the same development stage.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are all located in Japan, no geographical segment information of long-lived assets is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. For the years ended July 31, 2025 and 2026, the Group did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s financial position, results of operations, and cash flows.

The Group had contractual payment obligations under its operating lease agreements with the landlords.

(w) Recently issued accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently issued accounting pronouncements issued but not yet adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes consistent recognition and measurement guidance for government grants received by business entities. The ASU requires recognition only when it is probable that grant conditions will be met and the grant will be received, and provides a choice between a deferred income approach or a cost accumulation approach for asset-related grants. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2028, and for all other entities for fiscal years beginning after December 15, 2029. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies interim disclosure requirements and the applicability of Topic 270, including a comprehensive list of required interim disclosures and a principle to disclose material post-year-end events in interim reports. It also clarifies the types, form, and content of interim financial statements to improve consistency. ASU 2025-11 is effective for public business entities for interim periods in fiscal years beginning after December 15, 2027, and for all other entities for interim periods in fiscal years beginning after December 15, 2028. Early adoption is permitted, and entities can apply the guidance either prospectively or retrospectively. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires entities to initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock using the stated PIK dividend rate in the preferred stock agreement, eliminating diversity in practice where some entities previously measured such dividends based on the fair value of the preferred stock at the dividend date. The guidance applies to all entities that issue equity-classified preferred stock, including those classified as temporary equity under ASC 480-10-S99-3A. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted for financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

3. GOING CONCERN

For the years ended July 31, 2025 and 2026, the Group had negative operating cash flows of US$1,174,092 and US$1,875,706 and incurred a net loss of US$1,688,153 and US$2,260,301. As of July 31, 2025 and 2026, the Group had net current assets of US$528,773 and net current liabilities of US$1,029,816, accumulated deficit of US$6,417,530 and US$7,124,071, and shareholders’ deficit of US$4,792,676 and US$4,996,765. The Group requires substantial amounts of cash to cover operating expenses, as well as to fund capital expenditures, working capital changes, interest payments on borrowing, lease payments, and to support tax payments. The Group has financed its capital requirements from the issuance of new shares and borrowings from banks, shareholders and other individuals.

As of July 31, 2025 and 2026, the Group had borrowings of US$5,840,312 and US$8,131,670. These loans were mainly borrowed from Banks in Japan for working capital purposes, including Japan Finance Corporation and The Johnan Shinkin Bank. The loans have maturities from 2026 to 2032, with fixed interest rates of 0.36% — 2.00%. As of July 31, 2025 and 2026, the Group’s bank borrowings from The Johnan Shinkin Bank amounted to US$699,873 and US$366,116, respectively. All of these borrowings were guaranteed by the individual significant shareholder of the Group, Narumi Okazaki. In addition, as of July 31, 2026, the Group had long-term borrowings from Narumi Okazaki of US$2,316,815.

Liquidity is based on the ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Future capital requirements depend on many factors, including growth rate, the continuing market acceptance of the Group’s products, the timing and extent of product development efforts, the expansion of sales and marketing activities, and the expansion and penetration of the Group’s business into different geographies and markets.

As of August 1, 2025, the Group entered into a financial support agreement with a third party, under which it agreed to provide support for the Group’s daily operations of up to JPY500 million (approximately US$3.4 million), valid until July 31, 2027. The Group has complied with all obligations under the agreement by the issuance date. No amounts have been drawn under the facility since its inception on August 1, 2025, and the full commitment remains available for drawdown through its expiration on July 31, 2027.

Management concluded that the current assets and the available lines of credit will be sufficient to satisfy its obligations as they become due and will support the operations for one year from the issuance date of the consolidated financial statements. The Group will meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the consolidated financial statements.

4. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	As of July 31,
	2025	2026
Accounts receivable	$27,384	$15,649

The Group recognizes credit losses on accounts receivable that are not expected to be recoverable. For the years ended July 31, 2025 and 2026, the Group recognized nil credit losses.

All of the July 31, 2025 accounts receivable balance have been collected in fiscal year 2026. For the accounts receivable balance as of July 31, 2026, all has been subsequently collected by October 13, 2026.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

5. INVENTORIES

Inventories consisted of the following:

	As of July 31,
	2025	2026
Merchandise	$277,422	$39,384
Other supplies	387	367
Inventories	$277,809	$39,751

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of July 31,
	2025	2026
Advance payment for patent(1)	$-	$125,660
Prepaid expenses(2)	43,081	45,349
Consumption tax receivable	21,635	27,279
Prepaid professional service fee(3)	48,207	-
Local tax recoverable	494	-
Others	135	120
Prepaid expenses and other current assets	$113,552	$198,408

(1)	Payment for patent represents the prepayment made to StaGen Co., Ltd. under the patent share transfer agreement dated December 26, 2025, for the acquisition of subject patents (Note 16).

(2)	Prepaid expenses primarily consist of advance payments for patent usage fees, mold production costs, and annual maintenance fees associated with systems, software, and websites utilized in daily operations.

(3)	Prepaid professional service fee primarily represents prepaid fees for executive recruitment services.

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of July 31,
	2025	2026
Patents and trademarks	$169,602	$234,145
Less: accumulated amortization	(167,788)	(171,758)
Intangible assets, net	$1,814	$62,387

Amortization expenses were US$214 and US$4,291 for the years ended July 31, 2025 and 2026, respectively. For the years ended July 31, 2025 and 2026, the Group did not recognize any impairment loss.

8. LONG-TERM PREPAID EXPENSES AND OTHER NON-CURRENT ASSETS

Long-term prepaid expenses and other non-current assets, consisted of the following:

	As of July 31,
	2025	2026
Rental deposits	$63,873	$60,437
Prepaid professional service fee	—	45,614
Prepaid for the application of patents(1)	—	33,733
Prepaid expenses	—	15,074
Long-term prepaid expenses and other non-current assets	$63,873	$154,858

(1)	The prepaid for the application of patents as of July 31, 2026 represents the advance agency fees paid by the Group for the patent application of reagent test kits in Europe and the United States. The said patent application is in the ongoing process, and the advance payments are recognized as long-term prepaid expenses and will be recognized as intangible assets upon the successful grant of the patent.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

9. BORROWINGS

Long-term borrowings

As of July 31, 2025 and 2026, the Group had the below long-term borrowings for working capital purposes:

			As of July 31,
			2025		2026
Lender	Annual Interest Rate	Maturity	Long-term borrowings, current portion	Long-term borrowings	Long-term borrowings, current portion	Long-term borrowings
Japan Finance Corporation	0.45%	30/11/2026	$-	$1,992,033	$1,884,896	-
Japan Finance Corporation	0.50%	29/02/2032	-	1,328,021	-	1,256,597
Japan Finance Corporation	1.11%	30/11/2026	-	664,011	628,299	-
Japan Finance Corporation	1.06%	28/02/2029	-	664,011	-	628,299
Japan Finance Corporation	0.36%	25/06/2028	54,980	105,378	52,023	47,688
Ohkawara Co., Ltd.(1)	2.00%	31/08/2026	-	332,005	314,149	-
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	110,677	193,632	104,725	78,493
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	66,454	115,976	62,880	46,859
The Johnan Shinkin Bank(1)	1.80%	20/04/2028	44,303	77,317	41,920	31,239
The Johnan Shinkin Bank(1)	1.60%	20/07/2026	53,015	-	-	-
The Johnan Shinkin Bank(1)	1.67%	20/02/2026	38,499	-	-	-
Narumi Okazaki(2)	1.65%	31/07/2028	-	-	-	2,136,815
Total			$367,928	$5,472,384	$3,088,892	4,225,990

(1)	As of July 31, 2025 and 2026, the Group had bank borrowings of US$699,873 and US$366,116 from The Johnan Shinkin Bank, and US$332,005 and US$314,149 from Ohkawara Co., Ltd., respectively. All of these borrowings were guaranteed by the individual significant shareholder of the Group, Narumi Okazaki.

(2)	For the year ended July 31, 2026, the Group obtained 17 individual borrowings from Narumi Okazaki for working capital purposes. As of July 31, 2025 and 2026, the aggregate fair value of these borrowings was nil and US$2,136,815, respectively. The borrowings bear contractual interest at 1.65% per annum. For initial measurement, the Group discounted the contractual cash flows using a market discount rate of 10.5% per annum to determine the fair value of the borrowings. The maturity dates, originally July 31, 2026, were extended to July 31, 2028.

Short-term borrowings

For the year ended July 31, 2026, the Group obtained another four individual borrowings from others for working capital purposes. The details are as below:

	Annual Interest		As of July 31,
Lender	Rate	Maturity	2025	2026
Ogawa Kikaku Co., Ltd.	10.00%	2026/11/30	$-	$314,148
Saito’s One-Off Co., Ltd.	12.00%	2027/1/29	-	188,490
E-Life Group Co., Ltd.	12.00%	2027/1/29	-	188,490
Yoshihiko Sano	12.00%	2027/1/29	-	125,660
Total			$-	$816,788

All of these short-term borrowings were guaranteed by the individual significant shareholder of the Group, Narumi Okazaki.

Interest expenses of the borrowings were US$54,637 and US$77,989 for the years ended July 31, 2025 and 2026, respectively. As of July 31, 2025 and 2026, the weighted average interest rates were 0.91% and 2.07% per annum, respectively.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of July 31,
	2025	2026
Accrued payroll and welfare	$53,095	$250,582
Professional service fees payable(1)	117,805	152,631
Other tax payable	16,640	60,202
Warehouse and logistics expenses payable	13,025	10,738
Other accrued expenses	26,017	48,808
Accrued expenses and other liabilities	$226,582	$522,961

(1)	Professional service fees payable primarily consist of fees associated with research and development activities, such as consulting services and testing fees, as well as professional service fees related to daily management, including auditing, legal, and financial consulting services.

11. LEASES

The Group has entered into operating leases mainly for office space with terms of three years for its daily operations, expiring on November 19, 2026.

The Group’s right-of-use asset and lease liability recognized in the consolidated balance sheets consisted of the following:

	As of July 31,
	2025	2026
Right-of-use asset	$200,204	$191,469
Amortization of right-of-use asset	(112,446)	(168,515)
Right-of-use asset, net	87,758	22,954

Lease liability, current	60,984	19,450
Lease liability, non-current	20,555	-
Total lease liability	$81,539	$19,450

Lease expenses for lease payments are recognized on a straight-line basis over the lease terms. Leases with initial term of twelve months or less are not recorded on the consolidated balance sheets. A summary of lease cost was as follows:

	For the years ended July 31,
	2025	2026
Operating lease expenses excluding short-term lease expenses	$67,417	$64,345
Total operating lease expenses	$67,417	$64,345

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

11. LEASES (cont.)

Remaining lease terms and discount rate were as follows:

	As of July 31,
	2025	2026
Weighted-average remaining lease terms (in years)	1.30	0.30
Weighted-average discount rate	1.67%	1.67%

As of July 31, 2025 and 2026, the schedule of future minimum payments of Group’s leases are as follows:

For the fiscal year ending	As of July 31, 2025	As of July 31, 2026
2026	$61,880	$-
2027	20,627	19,517
Total lease payments	82,507	19,517
Less: imputed interest	(968)	(67)
Total	$81,539	$19,450

12. TAXATION

Income taxes

United States

The Company is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. The Company was not subject to federal or state corporate income tax as it did not have assessable profit during the periods presented.

Japan

The Group conducts its major businesses in Japan and is subject to tax in this jurisdiction. As a result of its business activities, the Group files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Group are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of 0% for the years ended July 31, 2025 and 2026.

For the years ended July 31, 2025 and 2026, the details of income tax expenses are set forth below:

For the years ended July 31,
	2025	2026
Current	$—	$—
Deferred	—	—
Total income tax benefit	$—	$—

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

12. TAXATION (cont.)

A reconciliation of the Japanese statutory income tax rate and the Group’s actual income tax provision for the years ended July 31, 2025 and 2026, respectively, were as follows:

	For the years ended July 31,
	2025	2026
Loss before income tax expense	$(1688,153)	$(2,260,301)
Applicable statutory income tax rate in Japan	34.59%	34.59%
Income tax benefit computed at statutory rate	(583,932)	(781,838)
Changes in valuation allowance	583,932	781,838
Total income tax expense	$—	$—
Effective income tax rate	0.00%	0.00%

As of July 31, 2025 and 2026, the significant components of the deferred tax assets and liability are summarized below:

	As of July 31,
	2025	2026
Deferred tax assets:
Net operating loss carryforward	$10,757,474	$10,899,427
Inventory impairment	503,476	517,484
Long-lived assets impairment	178,366	168,773
Lease liabilities	28,204	6,728
Deferred tax assets	11,467,520	11,592,412

Deferred tax liability:
Right-of-use asset	(30,355)	(7,940)
Deferred tax liability	(30,355)	(7,940)

Less: allowance for deferred tax assets	(11,437,165)	(11,584,472)
Total deferred tax assets, net	$—	$—

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

12. TAXATION (cont.)

As of July 31, 2025 and 2026, the movement of the valuation allowance of deferred tax assets, net are summarized below:

	As of July 31,
	2025	2026
Valuation allowance
Balance at the beginning of the year	$10,880,783	$11,437,165
Additions	583,932	781,838
Foreign currency translation adjustments	(27,550)	(634,531)
Balance at the end of the year	$11,437,165	$11,584,472

The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of July 31, 2025 and 2026, the Group did not recognize deferred tax assets for the management conclude that the chances to utilize the deferred tax assets to offset future taxable income were not probable based on current growth trend. Accordingly, US$11,437,165 and US$11,584,472 of valuation allowance for the deferred tax assets was recorded as of July 31, 2025 and 2026, respectively.

Income taxes paid

No income taxes paid during the years ended July 31, 2025 and 2026. For the years ended July 31, 2025 and 2026, the Group’s cash payment for income tax were both nil, respectively.

Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the consolidated statements of income and comprehensive loss. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Group has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Group is exempt from paying consumption tax. The Group can deduct all of its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Group is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable in the prepaid expenses and other current assets on the consolidated balance sheets.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of July 31, 2025 and 2026, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties tax for the years ended July 31, 2025 and 2026. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from July 31, 2026. The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of July 31, 2025 and 2026, all of the tax returns of the Group’s Japanese operating entity remain available for statutory examination by Japanese tax authorities.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

13. EQUITY

Ordinary Shares

The consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout all periods presented. Accordingly, the ordinary shares issued and outstanding have been retrospectively adjusted to reflect the reorganization on a retroactive basis for all periods presented.

As of July 31, 2025 and 2026, the Company’s authorized Ordinary Shares were both 500,000,000, respectively. As of July 31, 2025 and 2026, the Company’s issued Ordinary Shares were 31,733,724 and 35,000,000, respectively.

For the year ended July 31, 2025, the Company issued 464,401 shares to its shareholder in the consideration of US$1,972,324. For the year ended July 31, 2026, the Company issued 3,266,276 shares to its shareholder in the consideration of US$1,325,792.

Deemed capital contribution

For the year ended July 31, 2026, the Company recognized a deemed capital contribution of US$496,042 arising from the fair value measurement of shareholder loans upon renewal. The contribution was recorded in additional paid-in capital. See Note 14.

14. RELATED PARTY TRANSACTIONS

Related Parties:

Name of related parties	Relationship with the Group
Narumi Okazaki	Significant shareholder of the Group
Keiko Okazaki	Significant shareholder of the Group

Narumi Okazaki provided guarantees to the bank borrowings from The Johnan Shinkin Bank of US$699,873 and US$366,116 as of July 31, 2025 and 2026, respectively. Narumi Okazaki also provided guarantees to other third-party borrowings of US$332,005 and US$1,130,937 as of July 31, 2025 and 2026, respectively.

The Group had the following balance with related parties:

		As of July 31,
Related party	Nature	2025	2026
Narumi Okazaki	Payments paid on behalf of a shareholder and accrued loan interests	3,050	21,339
Amounts due to a related party		3,050	21,339

		As of July 31,
Related party	Nature	2025	2026
Narumi Okazaki	Long-term borrowings (Note 9)	—	2,136,815

The Group had the following related party transactions:

	For the years ended July 31,
	2025	2026
Nature
Expenses paid by Narumi Okazaki on behalf of the Group	$26,750	$6,804
Repayment of the expenses paid by Narumi Okazaki on behalf of the Group	$19,801	$9,753
Loans provided by Narumi Okazaki*	$-	$2,780,350
Repayment of loan to Narumi Okazaki	$-	$192,621
Accrual loan interest from Narumi Okazaki	$-	$26,203
Payment for loan interest from Narumi Okazaki	$-	$4,396

*	The shareholder loans were measured at the present value of the contractual principal and interest payments due on July 31, 2028, discounted at a market interest rate of 10.5% per annum. The excess of the carrying amount of the loans, including accrued interest, over their present value, amounting to US$496,042, was recognized as a deemed capital contribution related to shareholder loans in additional paid-in capital. The resulting discount will be amortized to interest expense using the effective interest method over the contractual term of the loans.

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

15. SIGNIFICANT RISKS AND UNCERTAINTIES

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable and deposits within other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that management believes to be high credit quality. Based on the Group’s historical experiences in collection of other receivables, the Group consider the credit risk of these receivables to be relatively low. Management regularly conducts assessment on expected credit losses arising from non-performance by these counterparties.

(b) Concentration of customers and suppliers

The following customers represent more than 10% of the Group’s total revenue for the years ended July 31, 2025 and 2026:

	For the years ended July 31,
	2025	2026
Percentage of the Group’s total revenue
Customer A	31%	35%
Customer B	20%	25%
Customer C	10%	10%

The following customers represent more than 10% of the Group’s total accounts receivable as of July 31, 2025 and 2026:

	As of July 31,
	2025	2026
Percentage of the Group’s accounts receivable
Customer D	27%	29%
Customer B	13%	13%
Customer C	12%	*
Customer E	11%	*

*	Represents percentage less than 10%

The following suppliers represent more than 10% of the Group’s total purchases for the years ended July 31, 2025 and 2026:

	For the years ended July 31,
	2025	2026
Percentage of the Group’s total purchase
Supplier A	64%	79%
Supplier B	25%	15%

DRC MEDICINE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

15. SIGNIFICANT RISKS AND UNCERTAINTIES (cont.)

The following suppliers represent more than 10% of the Group’s accounts payable as of July 31, 2025 and 2026:

	As of July 31,
	2025	2026
Percentage of the Group’s accounts payable
Supplier B	11%	100%
Supplier A	89%	*

*	Represents percentage less than 10%

16. COMMITMENTS AND CONTINGENCIES

Commitments

On December 26, 2025, the Group entered into a Patent Share Transfer Agreement with StaGen Co., Ltd. to acquire 50% of each of Subject Patent 1 and 2 (multi-jurisdictional Intracellular ATP Enhancer) and 100% of Subject Patent 3 (Japanese Parkinson’s symptom-improving drug). The total pre-tax consideration for the acquisition is 500 million Japanese Yen. The agreement grants StaGen Co., Ltd. the right to terminate if the Group has not received approval for its planned NASDAQ listing by November 30, 2026, as extended from September 30, 2026 pursuant to supplemental agreements, subject to the Group’s compliance with specified obligations. If StaGen exercises this termination right, the patent interests subject to termination will revert to StaGen, and the Group will not be entitled to claim any monetary payment from StaGen, including a refund of consideration paid.

Under the agreement, an initial payment of JPY30 million (excluding tax) was due within one month after the agreement was entered into, and a milestone payment of JPY 70 million (excluding tax) is due within three months after receipt of a provisional report confirming efficacy against the primary endpoint in the Phase Ib study. As of July 31, 2026, the initial payment had been paid in advance.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of July 31, 2025 and 2026, and through the issuance date of these consolidated financial statements.

17. SUBSEQUENT EVENTS

The Company entered into two loan agreements with an aggregate amount of JPY170.0 million with three lenders subsequently. All of these borrowings were guaranteed by the individual significant shareholder of the Group, Narumi Okazaki.

On August 24, 2026, the maturity of all the loans from shareholder Narumi Okazaki was formally amended from July 31, 2028 to be confirmed on a consolidated basis in a single amendment agreement, as previously disclosed in Note 9.

The Group has evaluated the impact of events that have occurred subsequent to July 31, 2026, through the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC MEDICINE INC.

	By:	/s/ Narumi Okazaki
	Name:	Narumi Okazaki
Date: November 9, 2026	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Narumi Okazaki	Chief Executive Officer and Sole Director	November 9, 2026
Narumi Okazaki	(Principal Executive Officer)

/s/Akira Okara	Chief Financial Officer and Chief Operating Officer	November 9, 2026
Akira Okada	(Principal Financial Officer and Principal Accounting Officer)

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EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification of Principal Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Furnished herewith. Not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and not incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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